As filed with the Securities and Exchange Commission on February 26, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

GTJ REIT, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

36245K 104

(CUSIP Number of Class of Securities)

Paul Cooper

Chief Executive Officer

GTJ REIT, Inc.

60 Hempstead Avenue, Suite 718,

West Hempstead, New York 11552

(516) 693-5500

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Tonya Mitchem Grindon, Esq.

Nathanael P. Kibler, Esq.

Baker Donelson Bearman Caldwell & Berkowitz, PC

211 Commerce Street, Suite 800, Nashville, Tennessee 37201

(615) 726-5600

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$4,999,989.25(a)	$649.00(b)
(a)	Calculated as the aggregate maximum purchase price to be paid for 425,531 shares in the offer, based upon a price per share of $11.75.
(b)

Calculated as $129.80 per $1,000,000 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory No. 1 for Fiscal Year 2020.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $649.00

Form or Registration No:  005-84045

Filing Party:  GTJ REIT, Inc.

Date Filed:  February 13, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer).

Introductory Statement

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on February 13, 2020 (collectively with Amendment No. 1 to the Schedule TO, filed with the SEC on February 25, 2020, and this Amendment No. 2, the “Schedule TO”), by GTJ REIT, Inc., a Maryland corporation (the “Company”). The Schedule TO relates to an offer by the Company to purchase for cash up to $4,999,989.25, or 425,531 shares, of the Company’s issued and outstanding common stock, par value $0.0001 per share (the “Shares”), upon the terms and subject to the conditions contained in the Offer to Purchase, dated February 13, 2020 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are filed as exhibits to the Schedule TO. The price to be paid for the shares is $11.75 per share, in cash, less any applicable withholding taxes and without interest. The Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934 (the “Exchange Act”).

Except as specifically provided herein, the information contained in Amendment No. 1, the Schedule TO, the Offer to Purchase and Letter of Transmittal remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on Amendment No. 1, the Schedule TO or in the Offer to Purchase or the Letter of Transmittal. This Amendment No. 2 should be read together with Amendment No. 1, the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.

Items 1 through 11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended by the following:

1)

The second sentence under the heading “SUMMARY TERM SHEET—Until what time can I withdraw previously tendered Shares?” on page 8 of the Offer to Purchase (as amended by Amendment No. 1) and the second sentence under the heading “THIS OFFER—5. Withdrawal Rights” on page 17 of the Offer to Purchase are hereby amended by replacing the year “2019” with “2020.”

Item 12. Exhibits

See Exhibit Index immediately following the signature page.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GTJ REIT, INC.

By:         /s/ Louis Sheinker

Name:   Louis Sheinker

Title:     President and Chief Operating Officer

Dated: February 26, 2020

Exhibit List

(a)(1)(i)*	Offer to Purchase, dated February 13, 2020
(a)(1)(ii)*	Form of Letter of Transmittal
(a)(1)(iii)*	Buckslip Provided to Stockholders Requesting Redemptions of Shares under Share Redemption Program
(a)(1)(iv)*	Excerpt of disclosure from Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2020 regarding the Share Redemption Program
(b)(i)

Credit Agreement with KeyBank National Association and Keybanc Capital Markets Inc., dated as of December 2, 2015 (incorporated by reference to Exhibit 10.134 to the Company’s Annual Report on Form 10-K filed with SEC on March 29, 2016)

(b)(ii)

First Amendment to Credit Agreement and Other Loan Documents, dated June 30, 2016, by and among GTJ Realty, LP, the Company, certain subsidiaries and/or affiliates of the Company, KeyBank National Association  and the other lending institutions party thereof (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2017)

(b)(iii)

Second Amendment to Credit Agreement and Other Loan Documents, dated July 27, 2017, with KeyBank National Association and other lending institutions party thereof (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2017)

(b)(iv)

Third Amendment to Credit Agreement and Other Loan Documents, dated February 27, 2018, by and among GTJ Realty,
LP, and the Company, certain subsidiaries and/or affiliates of the Company, Key Bank National Association and the other lending institutions party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 11, 2018)

(b)(v)

Fourth Amendment to Credit Agreement and Other Loan Documents, dated July 31, 2018, by and among GTJ Realty, LP, the Company, certain subsidiaries and/or affiliates of the Company, Key Bank Association and the other lending institutions party thereto (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2018)

(b)(vi)

Fifth Amendment to Credit Agreement, dated September 11, 2019, by and among GTJ Realty, LP, the Company, certain subsidiaries and/or affiliates of the Company, Key Bank National Association and the other lending institutions party thereto (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 13, 2019).

(d)(i)	Executive Employment Agreement by and between Paul Cooper and the Company (incorporated by reference to Exhibit 10.137 to the Company’s Annual Report on Form 10-K filed with the SEC on March 29, 2017)
(d)(ii)

Executive Employment Agreement by and between Louis Sheinker and the Company (incorporated by reference to Exhibit 10.138 to the Company’s Annual Report on Form 10-K filed with the SEC on March 29, 2017)

(d)(iii)

Employment Letter, dated as of November 14, 2017, by and between the Company and Stuart Blau (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 20, 2017)

(d)(iv)

Amendment No. 1 to Employment Agreement, dated July 10, 2018, by and between the Company and Paul Cooper (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2018)

(d)(v)

Amendment No. 1 to Employment Agreement, dated July 10, 2018, by and between the Company and Louis Sheinker (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2018)

(d)(vi)	2007 Incentive Award Plan (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K filed with the SEC on May 1, 2008)
(d)(vii)	GTJ REIT, Inc. 2017 Incentive Award Plan (incorporated by reference to Exhibit 10.1 to the Form S-8 Registration Statement (No. 333-218667), filed with the SEC on June 12, 2017)
(d)(viii)

Share Redemption Program, effective as of January 1, 2017, inclusive of Amendment No. 1 dated January 30, 2018 (incorporated by reference to Exhibit (d)(viii) to the Company’s Schedule TO filed with the SEC on February 15, 2019).

(g) None.

(h) None.

* Previously filed with this Schedule TO on February 13, 2020.